Mail Stop 4561
								October 6, 2005

Mr. C.E. Andrews
Executive Vice President, Finance
SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190

Re:	SLM Corporation
	Form 10-K for the fiscal year ended
	December 31, 2004
	Forms 10-Q for quarterly periods ended
	March 31, 2005 and June 30, 2005
      File No.  001-13251

Dear Mr. Andrews:

      We have reviewed your response letter dated October 3, 2005 and have considered the supplemental information provided by the company.
We have the following additional comment.

Form 10-K for the fiscal year ended December 31, 2004
Alternative Performance Measures, pages 61-64

1. We note your supplemental response to comment 1 of our letter dated September 19, 2005. In future filings, please do not use the title "core cash" measures in your disclosures. Reference to cash performance measures may be confusing to investors since your non-GAAP measure does not appear to represent cash flows or a liquidity measure.

      Please respond to this comment within ten business days or tell us when you will respond. You may contact Chris Harley at (202)
551-
3695 or me at (202) 551-3449 if you have questions regarding this comment on the financial statements and related matters.


							Sincerely,


							Joyce Sweeney
							Branch Chief

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